FANTAWILD                        FANTATECH INC.
[GRAPHIC OMITTED]

    Suite 1A, 18/F, Tower 1, China Hong Kong City, 33 Canton Rd., Tsimshatsui,
                               Kowloon, Hong Kong
                 Tel: (852) 2302 1636      Fax: (852) 2890 8672

                                 August 9, 2005

VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington  DC,  20549

Attn.:     Linda  Cvrkel
           Jean  Yu

          RE:     FANTATECH, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 000-24374

Ms. Cvrkel and Ms. Yu:

On behalf of Fantatech, Inc. (the "Company"), I have enclosed our replies in response to the comments received from the staff of the Securities and Exchange Commission ("Staff") in their letter dated July 21, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response.


Form  10-K  for  the  Fiscal  Year  Ended  December  31,  2004
--------------------------------------------------------------

Note  3  -  Summary  of  Significant  Accounting  Policies
----------------------------------------------------------
-  Revenue  and  cost  recognition,  page  F-10
-----------------------------------------------

1. We note your response to prior comment number 13 which indicates that all parts of game machines, including the software, are essential to the functionality of the machine in order to provide the designed simulation effects. Pursuant to paragraph 2 of EITF No. 03-5, in an arrangement that includes software which is more than incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP No. 97-2. In this regard, please clarify for us how your revenue recognition policy complies with the guidance outlined in SOP No. 97-2.

     Response:
     ---------

     The products that the Company manufactures and produces are hardware-oriented virtual games machines or large size attractions. Although all of the machines and equipment require software programs to operate, the software itself is not the focus of the marketing efforts, nor is it what the customer perceives to obtain. Unlike the online game or home video game entertainment businesses, the Company's amusement products are to provide virtual simulation effects, which rely heavily on the design of the hardware and their resemblance to real life objects.

     Players are not looking for sophisticated content-driven software-oriented games, which are available from online games or home video games. Instead, from our products, players are seeking audio-visual and motion integrated simulation effects that resemble real life experience, such as gun shooting, car racing, water skiing, canoeing, rough cycling, jet piloting, etc. The simulation technology is used mainly to transform a traditional joystick (software driven) into various forms of control means using virtual objects (hardware driven), such as bicycle paddle, ski and snowboards, machine gun, pilot cabin and dancing mat, etc.

     In addition, most of the software is "engraved" into the mother board of the equipment as "firmware", to which no further installation is required. The gaming machine is basically "turn-key" equipment, and when all the hardware components are mounted and installed onto a designated venue, it can function fully and smoothly without the need to upload or download any further software versions or updates. No multiple software deliverables are involved. The customers are unable to copy the software and such software cannot be used independently or separately from the machine.

     The Company does not engage in the business of licensing, selling, leasing or otherwise marketing computer software. The software program for each of the gaming machines or amusement equipment, although it is essential or critical to its functioning, does not require significant production, modification or customization. The production costs of such software are insignificant relative to the other development and production costs of the machine or equipment as a whole.

     After carefully examining the scope and applicability of the Statement of Position (SOP) 97-2, and based on the aforesaid facts and nature of its products, the Company does not consider SOP 97-2 applicable to the software that the Company produces since the development and production costs of the software as a component of the cost of the gaming machine or equipment is deemed incidental to the product as a whole.

     Accordingly, the Company follows paragraph 8 of SOP 97-2 and recognizes its revenue from the sales of amusement and entertainment machines and equipment when the following criteria are met:


                                                                         2 of 13

     1.     Persuasive  evidence  of  an  arrangement  exists;
     2.     Delivery  has  occurred  and  services  have  been  rendered;
     3.     The  price  is  fixed  or  determinable;  and
     4.     Collectibility  is  probable  and  reasonably  assured.


2. We note your response to prior comment number 14 regarding after sale services but reissue as your response was not fully responsive. According to your response to prior comment number 13, there are ongoing modifications or updates of the software program for those game machines that are implemented in order to maintain their attractiveness to players. In this regard, please discuss in greater detail the nature and term of the after sales service in which you provide updates of software/hardware. Your response should include but not be limited to, how the after sales service is sold (i.e. separately or bundled), the length of the service period(s) and any other types of services also provided in the after sales service (e.g. repair & maintenance, updates of software/hardware, upgrades, technical support, etc.). Also, please tell us your revenue recognition policy for such services. Note that unless you have established vendor-specific objective evidence for the after sales service in conformity with paragraph 10 of SOP NO. 97-2, we would expect revenue for the entire arrangement to be recognized on a ratable basis since you indicate in your responses to prior comment numbers 13 and 15 that none of the parts have any independent commercial sales value and no market exists for the standalone items such as software, hardware installation and other modified or factory made equipment. Refer to paragraph 12 of SOP No. 97-2. We may have further comment upon receipt of your response.

     Response:
     ---------

     The description that, "there are on-going modifications or updates of the software program for those game machines that are implemented in order to maintain their attractiveness to players", refers to the game machines that were implemented by the Company in revenue sharing operations, to which the ownership of the machines continues to remain with the Company. This is not a post contract service. As a commercial consideration and business tactic, the Company has not and does not in the future plan to commit further resources to develop any upgrades, updates or changes to a particular model of machine that has already been launched and sold.

     Modifications and updates to the software program or hardware will be applied to new versions/models of the machine for the enhancement of features and functions that can help to enrich the simulation effect and increase the excitement of the players. The customer is required to purchase a new model of the machine to obtain new features (hardware or software) since the Company will not add additional functions or upgrades to any particular 'old' model of machine, due to the fast changing characteristics of the hi-tech amusement industry. Furthermore, updating the look and appearance of a machine is more appealing to the players than just enhancing the contents of the software program associated with a


                                                                         3 of 13
     particular model of machine.

     Based on the Company's standard sales contract, for all of the products manufactured and sold by the Company, the only obligation that the Company is required to fulfill under the terms of the "after sales services" or "post contract services" (PCS) is to provide a one year warranty on the functionality of the equipment, which means, in substance, to provide repair and maintenance services in case of malfunction or failure. This PCS is included in all of the contracted sales. There is no right of return, refund or concession under the sales contract once the product is delivered to and accepted by the customer based on the agreed specifications. Customers also have no right to request any specified or unspecified upgrades/enhancements, nor any other services outside the scope of the aforesaid product warranty.

     Also, telephone technical support is only provided to customers located outside of the PRC (approximately 15 customers). The telephone support service is actually linked to the marketing activities of the Company as it is part of the duties of the in house engineers to attend to calls from potential customers in other countries with technical questions. The Company provides such service only because the costs involved are immaterial and the number of customers outside of the PRC is limited.

     In respect of the statement that, "updates of software/hardware if there are newly developed items available for the particular model of machine", this was an option that the Company originally intended to offer, in part to provide assurances to any customers who might be concerned that the Company would sell different features under the same model. However, as explained earlier, it is more practical and economical for the Company and its customers to concentrate their efforts and resources on newer features and models of the game machines, rather than to work on any upgrades or enhancements to the software/hardware for the fast-obsolescent old models of game machines. As a result, the Company does not have any historical patterns of providing any such upgrades or enhancements to any of its customers, and the Company has not and does not in the future intend to make available any updated version of software or hardware for a machine sold to the market. Accordingly, the Company does not expect to provide such software upgrades or enhancements to its customers in the future except through the purchase of a new machine.

     In general, customers are prepared to accept such narrow warranty terms and PCS because the prices of the products that the Company sells are very competitive, costing approximately 20% to 40% of the price charged by its competitors in western countries.

     The Company believes that there is no multiple element arrangement involved in the Company's sales. As mentioned in the previous response to comment number 14, most of the hardware, control systems and mechanics are comparatively durable, and the costs or expenses associated with the warranty services are relatively low and are charged to the statements of operations when incurred. The Company determined that a warranty reserve was not considered necessary based on historical information regarding the immaterial dollar value of annual warranty costs. During 2004 and 2003, the Company incurred $6,187 and


                                                                         4 of 13

     $6,440, respectively, for the provision of services and parts used to meet the after sales warranty obligations.

     Accordingly, the Company recognizes its PCS revenue together with the product revenue on delivery since the warranty is for one year and the estimated cost of providing such PCS under the contract is not material, and there is no commitment or obligation by the Company for upgrades/enhancements or other multiple deliverable elements involved.

     The Company proposes to further change its revenue recognition policy in its future filing as follows:

     Revenue  and  cost  recognition
     -------------------------------

     The Company principally derives its revenue from (1-a) the sale of entertainment and amusement products, and (1-b) long term contracts related to the design, manufacturing and assembling of 4-D screen system, simulation amusement equipment, large-size attraction and (2) admission fees generated from revenue sharing operations.

     Revenue is recognized when the following four criteria are met:

     1)     persuasive evidence of an arrangement exists,
     2)     delivery has occurred or services have been rendered,
     3)     the price is fixed, and
     4)     collectibility is reasonably assured.

     (1-a)     Sale  of  entertainment  and  amusement  products

     Revenue from the sale of entertainment and amusement products is recognized when the products are delivered to the customers, installed and tested. Revenue is adjusted for any reduction in sales due to change in product specification or sales discounts offered to the customers. The Company did not record any sales discounts for the years ended December 31, 2004 and 2003.

     (1-b) Long-term construction contract revenue and costs

     Long-term construction contract revenue and costs are recognized as revenue and expenses in the statement of operations by reference to the stage of completion of a contract (i.e. the percentage of completion method) when the outcome of the contract can be estimated reliably. The stage of completion of a contract is determined based on the proportion of costs incurred at the balance sheet date compared to total estimated costs. A loss on a contract is recognized as an expense immediately when it is probable that total contract costs will exceed total the contract revenue.

     Costs attributable to unpriced change orders would be treated as costs of contract performance in the period in which the costs are incurred if it is not probable that the costs will be recovered through a change in the contract price. If it is probable that the costs will be recovered through a change in the contract price, those costs would be treated as costs of contract performance in the period in which they are incurred, and contract revenue would be recognized to the extent of the costs incurred. If it is probable that the contract price will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, the original contract price would also be adjusted for that amount when the costs are recognized as costs of contract performance if its realization is probable.


                                                                         5 of 13

     During the process of recognizing the revenue generated from the sales of products as described in (1-a) and (1-b) above, the Company has evaluated the criteria for multiple deliverables in using separate unit of accounting for identifiable delivered items in accordance with EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables", and concluded that the amusement and entertainment products designed, manufactured and installed by the Company do not met the stand alone test as no part of the products will be or are sold in the market by the Company or by other similar vendors. There is no reliable evidence of fair value of the undelivered items and the contracts for sales have no general right of return relative to the delivered items.

     In addition, the Company has evaluated the scope and applicability of SOP 97-2 "Software Revenue Recognition" and determined that the revenue earned on the Company's amusement products containing software is incidental to the products as a whole. The Company does not engage in businesses of licensing, selling or leasing, or otherwise marketing computer software. The software does not require significant production, modification and customization and is not the focus of the marketing efforts, nor is it what the customer perceives to obtain. The post contract services associated with the Company's products do not involve multiple element arrangements and the estimated cost for the one year product warranty is insignificant, and there are no upgrades/enhancements offered to customers currently or historically. Accordingly, the Company believes that its revenue requires no ratable recognition.

     (2)     Revenue  generated  from  revenue  sharing  operations

     Income is recognized based on the agreed percentage of revenue when the revenue from the sharing operations becomes due and receivable. The Company recorded $307,096 and $70,634 as revenues from its revenue sharing operations for the years ended December 31, 2004 and 2003, respectively.


Note  4  -  Business  Acquisition,  page  F-14
----------------------------------------------

3. We note your response to prior comment number 16. Please tell us and revise future filings to specifically disclose the value of the 10 million shares of common stock issued in exchange for the 34.59% interest in SDCL and state the reason(s) why you believe the historical cost of your proportionate share of the net assets acquired represents the fair value of the remaining interest in SDCL.

     Response:
     ---------

     The Company proposes to amend and add the following disclosure in its future filing in relation to the acquisition:

     "On October 18, 2004, the Company entered into an agreement (the "Share Exchange Agreement") with Intsys Share Limited, a British Virgin
     Islands ("BVI") corporation ("Intsys"), and Topforce Asia Limited ("Topforce"), a BVI corporation. Intsys is a wholly-owned subsidiary of the Company through which the Company owned a 65.41% equity interest in Shenzhen Digitainment Co., Ltd. ("SDCL"), which it had previously acquired during May 2002 (the "65.41% Purchase"). Under the Share Exchange Agreement, the Company acquired the remaining 34.59% of SDCL that it did not already own (the "Acquisition"). Under the terms of the Share Exchange Agreement, the


                                                                         6 of 13

     Company issued 10,000,000 shares of common stock and Topforce transferred to Intsys all of the equity interest of Megabase Investment Limited ("Megabase"), a BVI corporation, which had been established to hold the remaining 34.59% equity interest in SDCL.

     Palisades Capital Group, LLC ("PCG"), an independent financial advisory company that was engaged by the Board of Directors of the Company, valued the 34.59% of SDCL and issued a Fairness Opinion (the "Opinion") that the number of shares issued under the Share Exchange Agreement reflected fairly the value of the assets acquired.

     The acquisition of the remaining 34.59% interest of SDCL was not treated by the Company as a business combination since it was the acquisition of noncontrolling equity interest in a subsidiary - the minority interest, pursuant to the definition as contained in SFAS No. 141.

     In determining the fair value of the remaining interest in SDCL, the Company relied on the following facts:

     (1) The trading of the Company's common stock in the open market has been limited and sporadic and with little volume and should therefore not be used as a reliable indicator of fair market value.

     (2) At the time of the acquisition, the Company's only major asset was its 65.41% interest in SDCL, and it had approximately 20,100,000 shares of common stock outstanding. Therefore, the 34.59% interest should be equivalent to approximately an additional 10,000,000 shares of common stock.

     (3) Based on the opinion of PCG, after taking into account the potential market discount for the limited liquidity and the restricted nature of the Company's common stock, and other relevant factors, the fair value derived for the 34.59% interest approximated its book value, which was within the range of the fair value pursuant to the opinion.

     Accordingly, the acquisition was accounted for using the purchase method of accounting and the value of the acquired interest was $1,711,816, which was also approximately equal to the proportional historical equity value of the 34.59% interest in SDCL.

     Subsequent to the issuance of the 10,000,000 shares of common stock, the Company had a total of 30,096,117 shares of common stock issued and outstanding."


Note  10  -  Income  Taxes,  page  F-16
---------------------------------------

4. We note your response to prior comment number 18. Please revise your tax footnote in future filings to specifically disclose why you believe that it is more likely than not that your deferred tax assets of your subsidiaries in the US and in PRC will not be realized in the foreseeable future and accordingly, a full valuation allowance was


                                                                         7 of 13
     established relating to the deferred tax asset from the loss carryforwards generated by the US parent and subsidiary. Also, please revise your footnote to include all tax disclosures as required by paragraphs 43-48 of SFAS No.109.

     Response:
     ---------

     The Company will revise its tax footnote in future filings as follows:

     "The components of income (loss) from continuing operations before taxes and minority interests are as follows:

                       Years ended December 31,
                    -----------------------------
                        2004            2003
                    -------------  --------------
     US . . . . .   $   (339,624)  $    (161,872)
     BVI. . . . .        346,122          (2,684)
     PRC. . . . .      1,202,759         653,065
                    -------------  --------------
                    $  1,209,257   $     488,509
                    =============  ==============

     US
     Fantatech Inc. and Hytech US are both Delaware corporations and are subject to the corporation income taxes of the United State of America at a maximum rate of 34%. For the year ended December 31, 2004, the estimated tax losses available for both US corporations for carryforward was $539,255, which will expire in 2022 and 2023.

     With respect to the tax loss carryforwards in the Company's US parent and subsidiary, management determined that it was more likely than not that the related deferred tax assets would not be realized in the foreseeable future, as the management of the Company has no intention to distribute dividends from its PRC subsidiaries to its US parent, which is the primary way that the US parent would be able to recognize income. In addition, the role of the US subsidiary has been diminishing in terms of decreasing business activity in North America. Accordingly, a 100% valuation allowance was established related to the deferred tax asset from the loss carryforwards by the US parent and subsidiary, and thus no deferred tax assets were recognized in the Company's financial statements.

     The determination of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign associated company is not practicable.

     BVI
     The Company's subsidiaries incorporated in the British Virgin Island ("BVI") are not taxed in BVI. Under the current BVI laws, income derived outside of BVI, dividends and capital gains arising from investment by BVI subsidiaries are not subject to income taxes in BVI, and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to the Company.


                                                                         8 of 13

     PRC
     The Company's PRC subsidiaries and affiliates are subject to Enterprise Income Tax in the PRC at a rate of 15% on net profits. However, based on the local tax rules, SDCL is entitled to a tax holiday for the first two years of its operations (years 1999 and 2000) and a 50% reduction of the rate for the third through eighth years (years 2001 to 2006) of operations due to the high technology nature of its businesses. The provision for taxes on earnings of the PRC subsidiaries for the years ended December 31, 2004 and 2003, calculated based on the prevailing accounting standards in the PRC, was $88,767 and $38,060, respectively. Had the tax holidays and concessions not been available, the provision for taxes on earnings would have increased by approximately $50,209 and $39,936 for the years ended December 31, 2004 and 2003, respectively.

     At December 31, 2004, the tax losses available for carryforward in the PRC were $152,346, which was attributable to the losses incurred by FDI, and can be carried forward to 2008 and 2009. Management determined that it was more likely than not that the related deferred tax assets would not be realized in the foreseeable future, as FDI is not expected to become profitable in the near future. Accordingly, a 100% valuation allowance was established relating to the deferred tax asset from the loss carryforwards generated by FDI, and thus no deferred tax assets were recognized in the Company's financial statements.

     The provision for income taxes relating to the Company's continuing operations consists of the following:

                          Years ended December 31,
                        ---------------------------
                            2004          2003
                        ------------  -------------
     Current
     - PRC . . . . . .  $     88,767  $      38,060
                        ============  =============

     The reconciliation of effective income tax rates of the Company attributable to continuing operations to the statutory income tax rate in the PRC is as follows:

                                     Years ended December 31,
                                    ---------------------------
                                        2004          2003
                                    ------------  -------------
     Statutory income tax rate . . .         15%            15%
     Tax holidays and concessions. .        (8%)           (8%)
     Foreign rate differential . . .         19%            19%
     Change in valuation allowance .       (19%)          (18%)
                                    ------------  -------------
     Effective income tax rates. . .          7%             8%
                                    ============  =============


                                                                         9 of 13

     Deferred  tax assets using the applicable tax rates comprise the following:

                                         December 31,
                                        --------------
                                      2004          2003
                                   ----------  --------------
     Deferred tax assets:
          Tax loss carryforward. . $ 206,199   $     107,776
          Accounts receivable. . .     7,153           4,395
                                   ----------  --------------
                                     213,352         112,171
     Valuation allowance            (213,352)       (112,171)
                                   ----------  --------------
     Net deferred tax assets       $       -   $           -
                                   ==========  ==============

Note  12  -  Related  Party  Transactions  and  Arrangements
------------------------------------------------------------
(a)  Agreement  with  associated  company,  page  F-18
------------------------------------------------------

5. We note your response to prior comment number 19. You indicate in the first paragraph of your response that you state that advertising and promotional incentive is effectively recorded as a reduction to revenue, however, in the second paragraph, we note your response indicates that the incentive is reflected as a reduction to cost of sales for SDCL. In this regard, it is unclear whether the advertising and promotional incentive is accounted for as a reduction to revenue or costs of sales. Please clarify for us and revise your disclosure in future filings to clearly disclose where the incentive is recorded within your consolidated financial statements.

     Response:
     ---------

     The comment is noted. The discrepancy was the result of an inadvertent error not identified during final review. The response should have read as "After FDI received the commission and incentive, which were reflected as reduced costs of sales for FDI, the income was included in FDI's gross profit."

     The Company will add to its future filing the following disclosure:

     "The advertising and promotional incentive and commission paid to FDI was in the form of a transfer price, whereas SDCL reduced the agreed percentage of incentive and commission from the sales price to FDI, which represents a reduction to revenue for SDCL. FDI can capture such portion of revenue from its onward sales to the ultimate customers. In this regard, the revenue recognized by SDCL is in compliance with EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)".

     When FDI received the commission and incentive, which were reflected as reduced costs of sales for FDI, the income was included in FDI's gross profit, which supported FDI's selling, administrative and other operating functions. No further incentives were passed on to the ultimate customers from FDI.


                                                                        10 of 13

     The revenue recognized by SDCL and the reduced costs of sales for FDI, however, were eliminated in preparing the consolidated financial statements of the Company. Accordingly, the commission and incentive received by FDI was included in the consolidated gross profit only."


Note  14  -  Segment  Reporting,  Page  F-20
--------------------------------------------

6. We note your proposed changes to your segment footnote in response to prior comment number 22. We also note that the amounts presented as total assets of $7,442,767 and $2,638,995 in your revised table do not agree to the amounts reflected as the total assets of $17,543,723 and $11,496,881 in your consolidated balance sheets at December 31, 2004 and 2003, respectively. In this regard, please revise to include a reconciliation of these amounts with those reflected in your consolidated balance sheets. Refer to requirements of paragraph 32 of SFAS No.131.

     Response:
     ---------

     The Company noted the comment and has revised its proposed presentation of segment reporting as follows, which will be included in its future filings:

     14.  SEGMENT  REPORTING

     The following segment information is presented in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires companies to report selected segment information and to report certain entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue which were assessed by the management separately. The segmentation is based on the management approach adopted in the Company's internal organization and the reported revenue and operating income for the measured segments are based on information provided to the chief operating decision maker for performance review and resources allocation.

     Management of the Company monitors the performance of the operations in two segments with respect to the nature of revenue generated from the sales of its products, which are divided into two main categories: (1) contract sales of equipment or facilities used in hi-tech amusement centers or theme parks, 3D/4D theaters and the related products; and (2) revenue sharing operations.

     Each segment involves different marketing strategies and business techniques as well as different resource allocation. The Company's chief operating decision maker evaluates performance based on EBIT (earnings or loss before interest, taxes, impairment losses, and minority interest). The segments related to contracted sales and revenue sharing operations are assessed based on the net income after deducting the relevant direct costs of sales, depreciation expenses, selling, administrative and management costs. Other corporate expenses consist of general administrative expenses that are not directly related to the operations of this segment are classified to corporate.

     The following table summarizes revenues and EBIT by segment for the years ended December 31, 2004 and 2003.


                                                                        11 of 13

                                                            Contracted    Revenue Sharing
     2004                                                      Sales        Operations         Total
                                                            -----------  ----------------   ------------
     NET REVENUE                                            $ 8,088,290  $        307,096   $ 8,395,386
                                                            -----------  ----------------   ------------
     Direct costs of production                               2,824,361                 -     2,824,361
     Salaries, office, general and administrative expenses    1,717,824            33,188     1,751,012
     Selling & marketing expenses                               693,833                 -       693,833
     Depreciation of fixed assets                               272,511           278,652       551,163
                                                            -----------  ----------------   ------------
         Total Operating Expenses                             5,508,529           311,840     5,820,369
                                                            -----------  ----------------   ------------
     INCOME (LOSS) FROM OPERATIONS                            2,579,761            (4,744)    2,575,017

     Corporate administrative expenses                                -                 -     1,360,945
                                                            -----------  ----------------   ------------

     EBIT                                                                                     1,214,072
                                                                                            ------------

     Reconciliation of EBIT to net income:
       Minority interest                                                                         45,062
       Interest (income) expenses, net                                                          (37,659)
       Income tax expenses                                                                       88,767
       Loss on disposal of fixed assets                                                          41,481
                                                                                            ------------
     NET INCOME                                                                             $ 1,076,421
                                                                                            ============

                                                            Contracted   Revenue Sharing
     2003                                                      Sales        Operations        Total
                                                            -----------  ----------------  -----------
     NET REVENUE                                            $ 4,608,728  $         70,634  $ 4,679,362
                                                            -----------  ----------------  -----------

     Direct costs of production                               1,908,034                 -    1,908,034
     Salaries, office, general and administrative expenses      738,816                 -      738,816
     Selling & marketing expenses                               443,456               $ -      443,456
     Depreciation of fixed assets                               170,488            21,716      192,204
                                                            -----------  ----------------  -----------
         Total Operating Expenses                             3,260,794            21,716    3,282,510
                                                            -----------  ----------------  -----------

     INCOME (LOSS) FROM OPERATIONS                            1,347,934            48,918    1,396,852

     Corporate administrative expenses                               -                 -      933, 020
                                                            -----------  ----------------  -----------

     EBIT                                                                 -                    463,832
                                                                                          -----=------

     Reconciliation of EBIT to net income:
       Minority interest                                                                       124,998
       Interest (income) expenses, net                                                          31,627
       Income tax expenses                                                                      38,060
       Loss on disposal of fixed assets                                                              -
                                                                                           -----------
     NET INCOME                                                                            $   269,147
                                                                                           ===========

     The following table reconciles each reporting segment's assets to total assets reported on the Company's consolidated balance sheets as of December 31, 2004 and 2003.


                                                                        12 of 13

                                           2004         2003
                                      ------------  ------------
     Contracted sales                 $  4,670,115  $  2,578,379
     Revenue sharing operations          2,772,652        60,580
     Shared assets *                    10,100,956     8,857,922
                                      ------------  ------------
     Total Assets                     $ 17,543,723  $ 11,496,881
                                      ============  ============

     * Shared assets represent assets that provide benefit to all of the Company's operating segments. Shared assets are not allocated to operating segments for internal reporting or decision-making purposes.


          There were no intersegment revenues generated for the years ended December 31, 2004 and 2003.


     The Company appreciates the Staff's comments made on the Company's 2004 Form 10-KSB in order to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in its future filings. The Company will include expanded disclosures and changes to its future filings in relation to the comments raised by the Staff.


     Sincerely yours,



     /s/ Guangwei Liang
     -----------------------
     Guangwei Liang
     Chief Executive Officer


     cc:  Stubbs Alderton & Markiles, LLP
          Mr. Scott Galer (818) 444-4513
          Ms Leslie Ravestein (818) 444-4512
          Fax: (818) 475-1780
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